June 15, 2005

Mail Stop 0409

Imre Eszenyi
Chairperson
Chartwell International, Inc.
1124 Smith Street, Suite 304
Charleston, West Virginia  25301

Re:	Chartwell International, Inc.
      Form 10-SB/A-1
      Registration No. 0-51342
      Filed on June 13, 2005

Dear Mr. Eszenyi:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Factors Related to Our Company and the Market for Our Common
Stock,
page 9

1. We note your disclosure regarding the spin-off and your potential
Section 5 violation. Please revise the disclosure to remove the reference to your belief that the spin-off did not need to be made in compliance with Staff Legal Bulletin No. 4, as there is no basis for this belief and an investor may not appreciate the relevance of the bulletin. Please simply state that you may have a Section 5 violation because the spin-off was not registered and identify the potential consequences of such a violation.

Directors and Executive Officers, Promoters and Control Persons,
page
14

2. Please revise the background descriptions of your officers and directors in accordance with Item 401 of Regulation S-B. In particular, please briefly describe each person`s business experience during the past five years.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call me at (202) 551-3852.


      Sincerely,



Michael McTiernan
Special Counsel
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